EXHIBIT 21.01

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Ownership

Great Lakes Dredge & Dock Company	New Jersey	100%

North American Site Developers, Inc.	Massachusetts	80%

Great Lakes Caribbean Dredging, Inc.	Delaware	100%

Dawson Marine Services Company	Delaware	100%

Fifty-Three Dredging Corporation	New Jersey	100%

Amboy Aggregates (A Joint Venture)	New Jersey	50%